UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 13, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pardes Biosciences, Inc.

File No. 5-93142 - CTR#3929

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Pardes Biosciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3/A filed on August 28, 2023.

Based on representations by Pardes Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 99.(c)(10)
Exhibit 99.(c)(11)
Exhibit 99.(c)(12)
Exhibit 99.(c)(13)
Exhibit 99.(c)(14)
Exhibit 99.(c)(15)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance